HELIO CORPORATION

2448 Sixth Street

Berkeley, CA 94710

(510) 224-4495

March 7, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Stertzel, Melissa Gilmore, Bradley Ecker, Evan Ewing

Re:	Helio Corp /FL/
Amendment No. 4 to Registration Statement on Form S-1
Filed on March 6, 2025
File No. 333-284062

Dear Messrs. Stertzel, Ecker, Ewing and Ms. Gilmore,

We are in receipt of your comment letter dated March 7, 2025 in the above referenced matter. This letter and a publicly filed revised version of the Registration Statement (the “Registration Statement”) are being submitted with the Securities and Exchange Commission (the “Commission”) via EDGAR concurrently.

Our response is set forth in ordinary type beneath the corresponding comment raised by the staff of the Commission (“Staff”) in its letter, which comment is set out in bold type.

Form S-1 filed March 6, 2025

General

1.	Please revise the legal opinion to address the legality the Units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have amended the legal opinion to address the legality of the Units.

2.	We note the updated risk factor on page 23 regarding the exclusive forum provision in the Warrant Agreement, however, we are unable to locate language supporting the disclosure that "these provisions of the Warrant will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please advise or revise.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have amended the prospectus in the Registration Statement to revise the risk factor language in question to accurately reflect the language in the Warrant Agreement.

Please direct any questions regarding the Company’s responses or the Registration Statement to James S. Byrd at (407) 312-4405 or jim@byrdlawgroup.com.

HELIO CORPORATION

/s/ Gregory T. Delory
Gregory T. Delory
Chief Executive Officer